UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 13, 2019

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong
China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

This Form 6-K is furnished with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation originally filed with the Securities and Exchange Commission on May 30, 2008, as amended on March 12, 2015 and April 13, 2018;
•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011;
•	Registration Statement on Form F-3ASR (Registration No. 333-180895) of Seaspan Corporation originally filed with the Securities and Exchange Commission on April 24, 2012, as amended on March 22, 2013;
•	Registration Statement on Form S-8 (Registration No. 333-189493) of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013;
•	Registration Statement on Form F-3 (File No. 333-195571) of Seaspan Corporation originally filed with the Securities and Exchange Commission on April 29, 2014, as amended on March 3, 2017 and April 19, 2017;
•	Registration Statement on Form F-3 (File No. 333-200639) of Seaspan Corporation originally filed with the Securities and Exchange Commission on November 28 2014, as amended on March 3, 2017 and April 19, 2017;
•	Registration Statement on Form S-8 (Registration No. 333-200640) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28, 2014;
•	Registration Statement on Form F-3 (Registration No. 333-211545) of Seaspan Corporation originally filed with the Securities and Exchange Commission on May 23, 2016, as amended on March 3, 2017, March 7, 2017 and April 19, 2017;
•	Registration Statement on Form S-8 (Registration No. 333-212230) of Seaspan Corporation filed with the Securities and Exchange Commission on June 24, 2016.
•	Registration Statement on Form F-3 (Registration No. 333-220176) of Seaspan Corporation filed with the Securities and Exchange Commission on August 25, 2017;
•	Registration Statement on Form S-8 (Registration No. 333-222216) of Seaspan Corporation filed with the Securities and Exchange Commission on December 21, 2017;
•	Registration Statement on Form F-3 (Registration No. 333-224288) of Seaspan Corporation filed with the Securities and Exchange Commission on April 13, 2018, as amended on May 3, 2018 and May 7, 2018;
•	Registration Statement on Form F-3 (Registration No. 333-227597) of Seaspan Corporation filed with the Securities and Exchange Commission on September 28, 2018;
•	Registration Statement on Form F-3 (Registration No. 333-229312) of Seaspan Corporation filed with the Securities and Exchange Commission on January 18, 2019; and
•	Registration Statement on Form F-3 (Registration No. 333-230524) of Seaspan Corporation filed with the Securities and Exchange Commission on March 27, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 13, 2019

SEASPAN CORPORATION

By:	/s/ Bing Chen
Bing Chen
President and Chief Executive Officer

Seaspan Corporation Unit 2, 2nd Floor, Bupa Centre 141 Connaught Road West, Hong Kong, China c/o 2600—200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782 www.seaspancorp.com

Dear Shareholder:

On behalf of the board of directors, it is my pleasure to extend to you an invitation to attend the 2019 annual meeting of shareholders of Seaspan Corporation (“Seaspan”). The annual meeting will be held at:

Place:	Offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China
Date:	Thursday, July 25, 2019
Time:	10:00 a.m. (Hong Kong Time)

The Notice of Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Seaspan. The principal business to be transacted at the annual meeting will be (1) the election of directors and (2) the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2019.

The board of directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of KPMG LLP, Chartered Professional Accountants, as our independent auditors.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your shares represented by completing, signing, dating and returning your proxy card in the enclosed envelope or by casting your vote via the Internet as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

/s/ Bing Chen
Bing Chen President and Chief Executive Officer

i

SEASPAN CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Thursday, July 25, 2019, 10:00 a.m. (Hong Kong Time)

Place	Offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China

Items of Business	(1)	To elect the directors to the Seaspan board of directors;
	(2)	To ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2019; and
	(3)	To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements
Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date
The record date for the annual meeting is June 10, 2019. Only shareholders of record at the close of business on that date will be entitled to notice of the meeting and to vote at the meeting or any adjournment or postponement of the meeting.

Voting
Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope or via the Internet as directed on the proxy card. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

June 13, 2019

By Order of the Board of Directors

/s/ Caitlin Woodward
Caitlin Woodward Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about June 14, 2019.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?
A:	The board of directors (the “Board”) of Seaspan Corporation, a corporation incorporated under the laws of The Republic of the Marshall Islands (referred to in this proxy statement as “Seaspan,” the “Corporation,” “we” or “us”), is providing these proxy materials to you in connection with our annual meeting of shareholders to be held on July 25, 2019 at 10:00 a.m. (Hong Kong Time) at the Offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead you may simply complete, sign and return the enclosed proxy card in the enclosed envelope, or follow the instructions below to submit your proxy via the Internet.
Q:	What information is contained in this proxy statement?
A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and certain officers and other information about Seaspan.
Q:	How may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?
A:	The 2018 Annual Report on Form 20-F is available under “SEC Filings” in the Investor Relations section of our website at www.seaspancorp.com and at the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:
•	writing us at Seaspan Corporation, Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China, or fax number +852-2540-1689;
•	emailing us at info@seaspancorp.com; or
•	calling us at +852-2540-1686.
Q:	What items of business will be voted on at the annual meeting?
A:	The items of business scheduled to be voted on at the annual meeting are:
•	the election of directors to the Board; and
•	the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2019.

We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?
A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2019 fiscal year.
Q:	Who may vote at the annual meeting?
A:	You may vote all of the common shares that you owned at the close of business on June 10, 2019, the record date for the annual meeting (the “record date”). On the record date, we had 215,601,124 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

You may vote all shares owned by you as of the record date at the annual meeting, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?
A:	Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, trustee or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?
A:	You are entitled to attend the annual meeting only if you were a Seaspan shareholder as of the close of business on the record date or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance to the annual meeting. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 10:00 a.m. (Hong Kong Time) at the Offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China.
Q:	How can I vote my shares in person at the annual meeting?
A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.
Q:	How can I vote my shares without attending the annual meeting?
A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Holders of record of our common shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card. Our shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.
Q:	Can I change my vote?
A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?
A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to our management.
Q:	How many shares must be present or represented to conduct business at the annual meeting?
A:	A quorum is required for our shareholders to conduct business at the annual meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum is present.
Q:	How are votes counted?
A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” our nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. The proposal to ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2019 is the only “discretionary” matter proposed for action at the annual meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?
A:	In the election of directors, the seven persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The proposal to ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2019 requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting. Abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the adoption of this proposal because the required vote is based on the number of shares outstanding rather than the number of votes cast.
Q:	Is cumulative voting permitted for the election of directors?
A:	No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, all common shares outstanding as of the close of business on the record date will be entitled to vote. Each common share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?
A:	Other than the three items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Bing Chen and Peter Ellegaard, or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.
Q:	What should I do if I receive more than one set of voting materials?
A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or follow the instructions on each card to vote via the Internet.
Q:	How may I obtain a separate set of voting materials?
A:	If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Secretary
Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong China
Fax: +852-2540-1689

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?
A:	We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.
Q:	Where can I find the voting results of the annual meeting?
A:	We intend to announce preliminary voting results at the annual meeting and publish final results in a report on Form 6-K furnished by us after the annual meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?
A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than March 16, 2020. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:

Secretary
Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong
China
Fax: +852-2540-1689

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed the proxy materials for the previous year’s annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board in determining nominees for election at the annual shareholder meeting in 2020. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Secretary at the address set forth above. Our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to elect such nominee and provide the information required by Seaspan’s bylaws. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Accordingly, the deadline for receipt of notice is April 26, 2020.

Copy of Bylaws Provisions

You may contact our Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with Seaspan’s Board or the independent directors on Seaspan’s Board?
A:	You may submit any communication intended for the Board or the independent directors by directing the communication by mail or fax addressed as follows:

Seaspan Corporation
c/o Seaspan Ship Management Ltd.
Suite 2600-200 Granville Street
Vancouver, BC V6C 1S4
Canada
Attention: Chairman of the Board of Directors
Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Board Practices

General

The Board currently consists of seven members. Each member of the Board is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of the Board is David Sokol.

The Board has determined that each of the seven nominees for election as members of the Board, other than Bing Chen, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

The independent directors on our board considered the independence of Mr. Sokol and Mr. Simkins, in light of their relationships with Dennis Washington, who controls entities that together represent our second largest shareholder and determined that both Mr. Sokol and Mr. Simkins are independent directors in accordance with Seaspan’s independent director standards. The independent directors on our Board also considered the independence of director nominee Lawrence Chin, in light of his position as managing director of Hamblin Watsa Investment Counsel (Fairfax Financial), an affiliate of Fairfax Financial Holdings Limited, and determined after thoughtful deliberation that Mr. Chin meets Seaspan’s independent director standards. Affiliates of Fairfax Financial Holdings Limited purchased from us in a private placement in February 2018 an aggregate amount of $250 million principal amount of our 5.50% senior notes due 2025 and warrants to purchase 38,461,539 of our Class A common shares, for an aggregate purchase price of $250 million and in a private placement in January 2019 $250 million aggregate principal amount of our 5.50% senior notes due 2026 and 38.5 million Class A common shares, for aggregate proceeds of $500 million. For additional information about the relationships of Mr. Sokol and Mr. Simkins with Dennis Washington and his affiliates, and for additional information about our private placements with affiliates of Fairfax Financial Holdings Limited, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2018 Annual Report on Form 20-F.

Committees

On February 22, 2018, our Board approved a restructuring of the committees of the Board to combine the formerly separate compensation committee and the governance and conflicts committee into a combined compensation and governance committee effective April 27, 2018 (the “Committee Restructuring”). As of the date hereof, the Board has the following three committees: audit committee, compensation and governance committee and executive committee. The membership of the committees, during 2018 and as of the date hereof, and the function of each of the committees, as of the date hereof, are described below. Each of our committees operates under a written charter adopted by the Board. All of the current committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2018, the Board held eight meetings, the audit committee held four meetings, the compensation and governance committee held five meetings and the executive committee held no meetings. Prior to the Committee Restructuring, each of the compensation committee and the governance and conflicts committee held one meeting during 2018.

The audit committee is composed entirely of directors who currently satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. As of the date hereof, the audit committee members are Nicholas Pitts-Tucker (chair), John C. Hsu and Stephen Wallace. All members of the committee are financially literate, and the Board determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists the Board in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) since April 2018, potential conflicts and related party transactions.

The compensation and governance committee consists of Lawrence Simkins (chair), David Sokol and Lawrence Chin. The compensation and governance committee is tasked with: (1) reviewing, evaluating and approving our agreements, plans, policies and programs to compensate our officers and directors; (2) reporting on executive compensation, which is included in our proxy statement; (3) otherwise discharging the Board’s responsibilities relating to the compensation of our officers and directors; (4) assisting the Board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the Board; and (5) performing such other functions as the Board may assign to the committee from time to time.

The executive committee was established in April 2017 to support the efficient functioning of the Board by identifying, evaluating and coordinating, on behalf of the Board, such matters as the committee determines should be preliminarily considered by the committee prior to consideration of such matters by the full Board, and advising the Board on such matters. Such matters include (1) succession planning for our CEO, executive officers and members of senior management, (2) advising senior management with respect to capital formation and liquidity needs, (3) aiding the Board in handling matters as to which, subject to applicable law, the Board may expressly delegate authority to approve to the committee from time to time and (4) reviewing and providing input to senior management regarding material corporate policies. As of the date hereof, the executive committee consists of David Sokol (chair), Bing Chen and Lawrence Simkins.

The report of the compensation and governance committee is included beginning on page 11 of this proxy statement and the report of the audit committee is included on page 19.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies are that (1) we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction, and (2) the Board, rather than a separate nominating committee of independent directors, evaluates and approves our director nominees.

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. The Board has determined that all of our directors, other than Bing Chen, satisfy the NYSE’s independence standards for domestic companies.

Consideration of Director Nominees

Shareholder Nominees

The Board will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, the Board considers, among other things, the balance of reputation, knowledge, experience, diversity of viewpoints, background, experience and other demographics and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership as required by our bylaws and should be mailed or faxed, addressed to:

Secretary
Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong
China
Fax: +852-2540-1689

In addition, our bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, please see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6.

Independent Director Meetings

Our independent directors may hold as many executive sessions each year as they deem appropriate.

Communications with the Board

Individuals may communicate with the Board by writing to it by mail or facsimile addressed to:

Seaspan Corporation
c/o Seaspan Ship Management Ltd.
Suite 2600-200 Granville Street
Vancouver, BC V6C 1S4
Canada
Attention: Chairman of the Board of Directors
Fax: 604-648-9782

Communications that are intended specifically for independent directors should also be sent to the above address.

EXECUTIVE OFFICERS

Please read “Item 6. Directors, Senior Management and Employees—A. Directors, Senior Management and Key Employees” in our 2018 Annual Report on Form 20-F for details regarding our executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time since our initial public offering in 2005, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, our private placement with affiliates of Fairfax Financial Holdings Limited (the transaction by which they became a related party) and subsequent private placement with such affiliates of Fairfax Financial Holdings Limited and other matters. For more information on these agreements and transactions, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2018 Annual Report on Form 20-F. During 2018, the governance and conflicts committee prior to the Committee Restructuring, and the audit committee after the Committee Restructuring, each comprised in 2018 entirely of independent directors, reviewed and, if applicable, approved all proposed material related party transactions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2018, each non-employee member of the Board received the following annual retainers and fees, prorated for their tenure during 2018. Each non-employee director received an annual cash retainer of $70,000. The former deputy chairman received an annual payment of $30,000. The chair of the audit committee received an annual payment of $20,000 and each member of the audit committee received an annual payment of $10,000 for the regular quarterly committee meetings (for a total payment to the chair of $30,000). Each audit committee member also received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the executive committee, Mr. Simkins, received an aggregate payment of $30,000 for acting as a member and the chair of the executive committee. Messrs. Sokol and Chen did not receive any fees in respect of their membership on the executive committee.

Prior to the Committee Restructuring, the chairs of the governance and conflicts committee and the compensation committee received an annual payment of $20,000 and $10,000, respectively, and each member of the committees received an annual payment of $10,000 (such that the chairs received an aggregate payment of $30,000 and $20,000, respectively). Following the Committee Restructuring, the chair of the compensation and governance committee received an annual payment of $20,000 and each member of the compensation and governance committee, other than David Sokol, received an annual payment of $10,000 for the regular quarterly committee meetings (for a total payment to the chair of $30,000). Each compensation and governance committee member, other than David Sokol, also received a payment of $1,500 for each additional committee meeting attended during the calendar year.

On October 28, 2018, the compensation and governance committee resolved that the chairs of the committees of the Board would no longer receive the $10,000 annual payment for attending regular quarterly committee meetings; they will receive only the annual payment for acting as chair. In addition, the compensation and governance committee resolved that Mr. Simkins would no longer receive an annual payment in respect of acting as chair or his membership on the executive committee.

All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, also received a payment of $1,500 per meeting.

Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board or any committee.

For services during the years ended December 31, 2018 and 2017, we paid to our directors and management (18 persons in 2018 and 13 persons in 2017) aggregate cash compensation of approximately $5.6 million and $5.1 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude (1) equity-based compensation paid to our directors and management as described below and (2) sale and purchase transaction fees paid in 2017 to our former chief executive officer, Gerry Wang, pursuant to his employment agreement with us for containership orders, purchases or sales entered into by us prior to April 9, 2017.

Equity Incentive Plan

In December 2005, the Board adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), which is administered by our board of directors and, under which our officers, employees and directors may be granted options, restricted shares, phantom share units and other stock based awards as may be determined by the Board. In December 2017, we amended and restated the Plan to increase the number of common shares reserved for issuance under the Plan from 3,000,000 to 5,000,000.

In January 2018, Mr. Chen, our chief executive officer, received a restricted stock grant of 500,000 Class A common shares to vest over a five-year period based on performance, as determined by the Board in an amount not more than 100,000 shares annually on a cumulative basis, and stock options to acquire 500,000 Class A common shares at a price of $7.20 per share, vesting in equal tranches over five years.

In 2018, we granted an aggregate of 110,718 restricted shares to our non-employee directors, of which 24,976 vested in April 2018 and 85,742 vested on January 1, 2019. We also granted 30,000 phantom share units to our former chief financial officer.

Seaspan Ship Management Ltd., one of our subsidiaries (“SSML”), had a Cash and Share Bonus Plan under which its key employees were eligible to receive awards comprised of 50% cash and 50% common shares of Seaspan issued under the Plan. The purpose of the Cash and Share Bonus Plan was to align the interests of SSML’s management with the interests of Seaspan. The Cash and Share Bonus Plan expired in June 2018. In 2018, prior to expiry, SSML granted awards to our executive officers under the Cash and Share Bonus Plan comprised of an aggregate of $0.1 million cash and 19,898 common shares of Seaspan. Unvested awards granted prior to the expiry of the Cash and Share Bonus Plan will vest and be paid out in accordance with the terms of the plan, as if it were still in force.

REPORT OF THE COMPENSATION AND GOVERNANCE COMMITTEE
OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Our executive compensation program is administered by the compensation and governance committee of the Board.

Executive Compensation Philosophy

The compensation and governance committee is responsible for, among other things, reviewing and evaluating the executive compensation of our chief executive officer, our chief financial officer and other senior officers, and our directors. Generally, the goals of our compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;
•	pay competitively and consistently within an appropriately defined market;
•	align executive compensation with shareholder interests; and
•	link compensation to our performance and the individual performance of our executive officers and directors.

Executive Compensation Practices

Each year, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with our performance both within and outside our peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our chief executive officer for 2018 was established by an employment agreement, as amended, between us and Mr. Chen. For more information about our employment agreement with Mr. Chen, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with CEO Bing Chen” in our 2018 Annual Report on Form 20-F.

The base pay for our other executive officers is also established by employment agreements between each such officer and our subsidiary Seaspan Ship Management Ltd.

Annual Bonus

Our annual bonus program for our executive officers, including Mr. Chen, focuses on matching reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus includes cash and stock-based compensation, which will be evaluated and determined by the compensation and governance committee in conjunction with the chief executive officer.

Equity Incentive Plan

The Plan is intended to promote our interests by encouraging employees, consultants and directors to acquire or increase their equity interest in us and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our shareholders. The Plan is also intended to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability.

The undersigned members of the Compensation and Governance Committee have submitted this Report of the Compensation and Governance Committee to the Board.

Lawrence Simkins, Chair
Lawrence Chin
David Sokol

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common shares as of March 1, 2019 (except as otherwise noted) by:

•	each person or entity known by us to beneficially own more than 5% of our common shares;
•	each of our current directors;
•	each of our current executive officers; and
•	all our current directors and all current executive officers as a group.

The information presented in the table is based on information filed with the SEC and information provided to Seaspan on or before February 21, 2019.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2019 (60 days after March 1, 2019). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Beneficial Owner	Common Shares		Percentage of Common Shares(1)
Dennis R. Washington(2)	45,451,493		21.1%
Fairfax Financial Holdings Limited(3)	101,923,078		42.4%
Copper Lion, Inc.(4)	14,007,238		6.5%
David Sokol	3,281,621		1.5%
Bing Chen		*	*
Lawrence Chin		*	*
John C. Hsu		*	*
Nicholas Pitts-Tucker(5)		*	*
Lawrence R. Simkins		*	*
Stephen Wallace		*	*
Ryan Courson		*	*
Peter Curtis		*	*
Tina Lai		*	*
Torsten Holst Pedersen		*	*
All directors and executive officers as a group (11 persons)(6)	3,732,695		1.7%
*	Less than 1%.
(1)	Percentages are based on the 215,474,629 common shares that were issued and outstanding on March 1, 2019; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on March 1, 2019 and 25,000,000 common shares issuable upon the exercise of warrants held by affiliates thereof.
(2)	The number of common shares shown for Dennis R. Washington includes shares beneficially owned by Deep Water Holdings, LLC (“Deep Water”) and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about January 27, 2019. Lawrence R. Simkins, the manager of Deep Water and a director of the Company, has voting and investment power with respect to the common shares held by Deep Water.
(3)	The number of common shares shown for Fairfax Financial Holdings Limited consists of 76,923,078 common shares and warrants exercisable for up to 25,000,000 common shares. As of the date of this report, Fairfax Financial Holdings Limited has not exercised any of such warrants. This information is based on a Schedule 13D SEC filing made by Fairfax Financial Holdings Limited and certain affiliates on January 17, 2019. The Schedule 13D filing lists other affiliated individuals and entities that beneficially own all or a portion of the 101,923,078 common shares beneficially owned by Fairfax Financial Holdings Limited. The filing also reports that an additional 678,021 common shares which are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) and The One One Zero Nine Holdco Limited, which total shares represent 42.7% of our outstanding common shares (including the 25,000,000 shares issuable upon exercise of the warrants described in this note).
(4)	The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about February 4, 2019. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our second largest shareholder. Lawrence R. Simkins, a director of the Company, is a director of Copper Lion, Inc.

(5)	The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about February 6, 2019.
(6)	Includes an aggregate 100,000 common shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018 and 20,000 common shares issuable upon the exchange of phantom share units granted to certain executive officers.

The major shareholders of our common shares have the same voting rights as other shareholders of our common shares.

As of March 1, 2019, a total of 54,990,382 of our Class A common shares were held by 37 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board currently consists of seven members. At the 2019 annual meeting, seven directors will be elected to serve for one-year terms until the 2020 annual meeting and until their successors are elected and have been qualified. The nominees for election at the 2019 annual shareholder meeting are set forth below. Votes may not be cast at the 2019 annual shareholder meeting for a greater number of director nominees than seven.

Information regarding the business experience of each nominee is provided below. There are no family relationships among our executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The seven persons receiving the highest number of “FOR” votes represented by our common shares, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all nominees will be available to serve as directors. If, for any unforeseen reason, any of the Board’s nominees are not available as a candidate for director, the proxyholders, Bing Chen and Peter Ellegaard, or either of them, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors on the Board.

Nominees Lawrence Chin and Stephen Wallace have been designated for election to the Board by affiliates of Fairfax Financial Holdings Limited, pursuant to rights granted to such investors under the indenture pursuant to which we issued senior notes due 2025 in a private placement in February 2018. For additional information about our private placement with affiliates of Fairfax Financial Holdings Limited and their rights to designate directors, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2018 Annual Report on Form 20-F.

The Board recommends a vote FOR the election to the Board of each of the following nominees:

Bing Chen Age 52 Director since January 2018
Bing Chen was appointed as our president and chief executive officer in January 2018. He is also a director and a member of the executive committee. Over his 25 year career, Mr. Chen has held executive positions in China, Europe and the United States. Most recently, he served as chief executive officer of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the general manager for Trafigura’s Chinese business operations, where he maintained full P&L responsibility for domestic and international commodities trading in the country. Between 2009 and 2011, he was responsible for building the greater China investment banking practice of Houlihan Lokey, Inc. as the managing director and head of Asia financial advisory. Between 2001 and 2009, Mr. Chen held various leadership roles in Europe, including as chief executive officer, chief financial officer, and managing director of leasing and aircraft chartering businesses. Between 1999 and 2001, he worked as a director, business strategy at Deutsche Bank in New York. Mr. Chen is a certified public accountant (inactive), and received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College, and an MBA (Honours) from Columbia Business School.

Lawrence Chin Age 42
Lawrence Chin was appointed as a director in April 2018 and is a member of the compensation and governance committee. Lawrence Chin has over 19 years of experience in global capital markets, and has served as managing director of Hamblin Watsa Investment Counsel (Fairfax Financial) since 2016, overseeing Asian and North American investments. Previous to this, he spent 17 years in leadership positions at Mackenzie Cundill Investments. From 2010 to 2016, as senior vice president and co-team lead, Mr. Chin co-led the Cundill brand, overseeing approximately $10 billion in global assets. From 2008 to 2010, in his role as vice president, portfolio manager and head of research, he managed the company’s research department and was the lead portfolio manager of over $3 billion in assets. From 1999 to 2008, he held the position of partner, analyst, at Cundill Investments prior to its sale to Mackenzie Investments in 2006. Mr. Chin is a chartered financial analyst, and holds a Bachelor of Business Administration from Simon Fraser University.

John C. Hsu Director since April 2008 Age 55
John C. Hsu was appointed a director in April 2008 and is a member of the audit committee. For generations, Mr. Hsu’s family has owned and operated bulkers, tankers and specialized ships through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime Group. Currently, Mr. Hsu is a director of his family’s single family office, OSS Capital, as well as a director of Isola Capital, a multifamily office based in Hong Kong that manages direct investments in private equity. From 2008 to 2012, he was the chairman of TSSI Inc. (a Taiwan-based surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, a prominent privately-owned alternative asset investment firm. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund of U.S. listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University. He is also fluent in Japanese and Mandarin.

Nicholas Pitts-Tucker Director since April 2010 Age 68
Nicholas Pitts-Tucker was appointed as a director in April 2010 and as chair of the audit committee in April 2015. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr Pitts-Tucker was appointed as Governor of the University of Northampton. Mr. Pitts Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Lawrence Simkins Director since April 2017 Age 57
Larry Simkins was appointed as a director in April 2017 and is chair of the compensation and governance committee and a member of the executive committee. Since 2001, Larry Simkins has been President of The Washington Companies, an affiliate of our largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 10,000 people worldwide, generating nearly $3 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former Director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council, and

as co-chair of Governor Bullock’s Main Street Montana Project. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

David Sokol Director since April 2017 Age 62
David Sokol was appointed as a director in April 2017 and as chairman in July 2017. Mr. Sokol is also chair of the executive committee and a member of the compensation and governance committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Jackson Hole, Wyoming and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol currently sits on two corporate boards and is a member of the executive committee of the board of directors of the Horatio Alger Association of Distinguished Americans. Over Mr. Sokol’s 38 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.

Stephen Wallace Age 63
Stephen Wallace was appointed as a director in April 2018 and is a member of the audit committee. Stephen Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until December 31, 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. He currently sits on three private sector boards (including energy and large-scale facilities management services), as well as several charitable organizations. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

PROPOSAL NO. 2
RATIFICATION OF INDEPENDENT AUDITORS

The audit committee of the Board has appointed KPMG LLP, Chartered Professional Accountants, to audit our consolidated financial statements for the fiscal year ending December 31, 2019. KPMG LLP, Chartered Professional Accountants, examined our consolidated financial statements for the fiscal years ended December 31, 2018 and December 31, 2017 and also provided certain tax services during the fiscal years ended December 31, 2018 and December 31, 2017, and services related to public offerings of our common and preferred shares and our 7.125% notes due 2027. Please read “Principal Auditor Fees and Services” on page 18.

The Board recommends a vote FOR the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2019. If the appointment is not ratified, the audit committee of the Board will consider whether we should retain this firm as Seaspan’s independent auditors.

Vote Required

Ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2019, requires the affirmative vote of a majority of our common shares present in person or represented by proxy and entitled to be voted at the meeting.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2018 was KPMG LLP, Chartered Professional Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2018 and 2017, the fees billed to us by the accountants for services rendered were as follows:

	2018	2017
Audit Fees	$1,074,100	$778,900
Tax Fees	404,800	77,900
	$1,478,900	$856,800

Audit Fees

Audit fees for 2018 include fees related to our annual audit, quarterly reviews and audit related fees that relate to the public offerings of our Series I Preferred Shares and various registration statements.

Audit fees for 2017 include fees related to our annual audit, quarterly reviews and accounting consultations and fees related to the public offerings of our common and preferred shares and our 7.125% notes due 2027.

Tax Fees

Tax fees for 2018 and 2017 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.

All Other Fees

No other fees for 2018 or 2017 were paid to our principal accountants.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2018 and 2017.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee of the Board assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of our consolidated financial statements;
•	our compliance with legal and regulatory requirements;
•	the independent auditors’ qualifications and independence; and
•	the performance of our internal audit function and independent auditors.

The audit committee manages our relationship with our internal auditors and our independent auditors, who both report directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from us for such advice and assistance.

Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting process. Our independent auditors, KPMG LLP, Chartered Professional Accountants, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the audit committee reports as follows:

(1)	The audit committee reviewed and discussed the audited consolidated financial statements for 2018 with our management.
(2)	The audit committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 1301, as adopted by the U.S. Public Company Accounting Oversight Board, as amended or modified.
(3)	The audit committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.
(4)	Based on the review and discussions referred to in paragraphs 1 through 3 above, the audit committee has recommended to the Board, and the Board has approved, that our audited consolidated financial statements be included in our 2018 Annual Report on Form 20-F, for filing with the SEC.

The undersigned members of the audit committee have submitted this Report of the Audit Committee to the Board.

Nicholas Pitts-Tucker, Chair
John C. Hsu
Stephen Wallace

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 07/23/2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
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VOTE BY PHONE - 1-800-690-6903
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

	Nominees	**For**	**Against**	**Abstain**
1A	Bing Chen	☐	☐	☐
1B	David Sokol	☐	☐	☐
1C	Lawrence Simkins	☐	☐	☐
1D	John C. Hsu	☐	☐	☐
1E	Nicholas Pitts-Tucker	☐	☐	☐
1F	Lawrence Chin	☐	☐	☐
1G	Stephen Wallace	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

		For	**Against**	**Abstain**
2	Ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan Corporation's independent auditors for the fiscal year ending December 31,2019.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is available at www.proxyvote.com

SEASPAN CORPORATION
Annual Meeting of Shareholders
July 25, 2019 10:00 AM Hong Kong Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Bing Chen and Peter Ellegaard, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of SEASPAN CORPORATION that the shareholder(s) is/are entitled to vote at the Annual Meeting of shareholder(s) to be held at the offices of Stephenson Harwood located at 18/F, United Centre, 95 Queensway, Hong Kong, China, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000425557_2 R1.0.1.18